Filed pursuant to Rule 253(g)(2)

File No. 024-12576

Offering Circular Supplement No. 1

To the offering circular dated April 3, 2025

THE HARTLEY OPPORTUNITY FUND, LLC

This Offering Circular Supplement No. 1 (“Supplement”) relates to the Offering Circular (the “Offering Circular”) of The Hartley Opportunity Fund, LLC (the “Company”), qualified by the Securities and Exchange Commission (the “Commission”) under Regulation A (File No. 024-12576) on April 21, 2025.

CHANGE OF CLASS B MEMBER

The Offering Circular previously identified Larseny, LLC, a Washington limited liability company, as the Class B Member of the Company. The Company hereby supplements and updates the Offering Circular to reflect that The Hartley Fund Group, LLC, a Delaware limited liability company and an affiliate of the Manager, has replaced Larseny, LLC as the Class B Member.

No material changes have been made to the terms of the securities being offered.  Further, this Supplement does not affect the Manager, management oversight, ownership of the Manager, investment objectives, business plan, investor rights, Class A Units, fees, distributions, or any other material terms of the Offering.

The Company has determined that this change is not material to the rights or interests of Class A Members, but is being disclosed to maintain current and accurate disclosure in the Offering Circular.

Unless otherwise indicated or the context otherwise requires, all information in this Offering Circular reflects the terms and conditions of the as of the date of this Supplement.

The date of this Supplement is June 25, 2025.